Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158278
PROSPECTUS

2,608,125 Shares

Rights to Purchase up to 2,608,125 Shares

Common Stock

Kona Grill, Inc. is conducting a rights offering. We are distributing at no charge rights to purchase shares of our common stock to each person that owned shares of our common stock at the close of business on April 17, 2009. During this rights offering, we may issue up to 2,608,125 shares of common stock. During March 2009, we entered into a note and warrant purchase agreement with certain accredited investors, whom we refer to herein as “noteholders,” whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock. As part of the note and warrant purchase agreement, we agreed to commence this rights offering and provide a basic subscription right to each of our stockholders as described herein. The note and warrant purchase agreement further provides that any shares of our common stock that are not subscribed for under the basic subscription rights of such stockholders will be offered to the noteholders on a pro rata basis based on the aggregate principal amount of notes outstanding and at the same subscription price. We refer to this right of over-subscription of the noteholders as the “over-subscription privilege.”

You will receive one non-transferable subscription right for every 2.5 shares of common stock that you owned on April 17, 2009. Your subscription rights will be aggregated for all of the shares that you owned on that date and then rounded down to the nearest whole number of rights, so that you will not receive any fractional rights. The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., Eastern Daylight Savings Time, on May 22, 2009, unless we extend the offering period. Each basic subscription right entitles you to purchase one share of common stock at a purchase price of $1.35 per share.

All of the noteholders are currently stockholders of our company. We do not have formal commitments from any of the noteholders to participate in the rights offering, and we cannot assure you that any of them will exercise all or any part of their basic subscription privilege or their over-subscription privilege.

There is no minimum number of rights that must be exercised in this rights offering, and all net proceeds will be made immediately available to us for the purposes set forth in this prospectus. We cannot assure you that any shares of common stock will be sold in this offering. In the event that we raise at least $2.5 million of gross proceeds from the sale of common stock upon exercise of rights in this offering, the principal and accrued interest outstanding under the notes will become due and payable.

The subscription rights may not be sold or transferred. The subscription rights will not be listed for trading on any stock exchange or trading market. You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our Board of Directors is making no recommendation regarding your exercise of the subscription rights.

Our common stock is traded on the Nasdaq Global Market under the symbol “KONA.” On April 9, 2009, the last sale price of our common stock as reported on the Nasdaq Global Market was $1.98 per share. The shares of common stock issued in the rights offering will also be listed on the Nasdaq Global Market under the same symbol.

See “Risk Factors,” beginning on page 7, for a discussion of certain risk factors that you should consider before exercising your rights to purchase shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

If you have any questions or need further information about this rights offering, please call Morrow & Co., LLC, our information agent for the rights offering, at (203) 658-9400 (collect) or (800) 607-0088 (toll-free).

The date of this prospectus is April 17, 2009

SUMMARY

The following summary provides information about our company and this rights offering. This summary is not complete and does not contain all of the information that you should consider before exercising your subscription rights. You should carefully review the detailed information and financial statements, including the notes thereto, contained or incorporated by reference in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of any currently outstanding stock options or warrants. References to the “company” or “we,” “us,” and “our” refers to Kona Grill, Inc.

Our Company

Overview

We own and operate 21 upscale casual dining restaurants in 13 states. Kona Grill restaurants offer freshly prepared food, personalized service, and a contemporary ambiance that create an exceptional, yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of award-winning sushi. Our menu items also incorporate over 40 signature sauces and dressings that we make from scratch, creating broad based appeal for the lifestyle and taste trends of a diverse group of guests. Our diverse menu offerings are complemented by a full service bar offering a broad assortment of wines, specialty drinks, and beers. Our menu is mostly standardized for all of our restaurants allowing us to deliver consistent, high quality meals.

Our restaurants accommodate a range of approximately 260 to 300 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmospheres and a variety of environments designed to appeal and encourage repeat visits from regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, and lifestyle centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests’ dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.

We believe that the portability of our concept has been successfully demonstrated in a variety of markets across the United States. Our primary growth objective is to gradually expand the Kona Grill concept in selected markets over the next several years. Accordingly, we intend to continue developing Kona Grill restaurants in high quality, densely populated areas in both new and existing markets. We plan to open four restaurants during 2009 as we continue to expand our national presence. Scheduled openings include new markets such as Richmond, Virginia which opened in January 2009; Woodbridge, New Jersey; Eden Prairie, Minnesota; and Tampa, Florida.

We believe that our vast array of menu offerings and generous portions combined with an estimated average check per guest during 2008 of approximately $24.00 offers our guests an attractive price-value proposition. This value proposition, coupled with our multiple daypart model and exceptional service, have created an attractive business model. Furthermore, our restaurant model provides us with considerable growth opportunities to expand the Kona Grill concept. We believe our concept has the potential for over 100 restaurants nationwide.

Our Competitive Strengths

We believe that the key strengths of our business include the following:

•	Innovative Menu Selections with Mainstream Appeal. We offer a menu of freshly prepared food that includes a diverse selection of mainstream American selections, a variety of appetizers and entrees with an international influence, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining.

•	Distinctive Upscale Casual Dining Experience. Our upscale casual dining concept captures some of the best elements of fine dining including a variety of exceptional food, impeccable service, and an extensive wine and drink list, and combines them with more casual qualities, like a broad menu with attractive price points and a choice of environments to fit any dining occasion, enabling us to attract a broad guest demographic. Our innovative menu, personalized service, and contemporary restaurant design blend together to create our upscale casual dining experience.

•	Personalized Guest Service. Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants.

•	Multiple Daypart Model. Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing them to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night.

•	Attractive Unit Economics. During 2008, the average unit volume of our restaurants open for at least 12 months was $4.3 million, or $608 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. We expect the average cash investment for our new restaurants to be approximately $2.5 million, net of landlord tenant improvement allowances and excluding preopening expenses. Restaurants that are subject to ground leases and do not receive landlord tenant improvement allowances may require a significantly higher cash investment, but typically have lower average rental costs over the duration of the lease. Our restaurant cash flow margin is one of the best in our industry and provides us with strong financial returns on this investment.

Our Growth Strategy

We believe that there are significant opportunities to grow our sales, expand our concept, and increase our brand awareness throughout the United States. The following sets forth the key elements of our growth strategy.

•	Pursue disciplined restaurant growth. We adhere to a disciplined site selection process and intend to continue opening Kona Grill restaurants in both new and existing markets that meet our demographic, real estate, and investment criteria. In 2009, we plan to open all of our restaurants in new markets to continue to build awareness of our concept and to establish Kona Grill as a national upscale casual brand. In 2010 and beyond, we expect the rate of new unit expansion to slow if the cost of capital remains high and the availability of quality new restaurant sites is minimal. Our expansion plans do not involve any franchised restaurant operations.

•	Grow existing restaurant sales. Our goal for existing restaurants is to improve unit volumes through ongoing local marketing efforts designed to generate awareness and trial of our concept and increase the frequency of guest visits.

•	Leverage depth of existing corporate infrastructure. We believe that successful execution of our growth strategies will enable Kona Grill to be a leading upscale casual dining restaurant operator in the United States. During 2008, we continued to make strategic investments in our corporate infrastructure by implementing information systems and establishing financial controls to minimize risks associated with our current growth strategy. As we continue to realize the benefits of our growth, we believe that we will be able to leverage our investments in corporate infrastructure and realize benefits from the increasing sales volume that our company generates.

Our Offices

Our executive offices are located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, and our telephone number is (480) 922-8100. Our website is located at www.konagrill.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate may be common questions about the rights offering. The answers are based on selected information from this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock and our business.

What is a Rights Offering?

A rights offering is an opportunity for our stockholders to purchase additional shares of common stock at a fixed price to be determined before the rights offering begins and in an amount proportional to the stockholders’ existing interests. This rights offering enables our company to raise additional capital while enabling our existing stockholders to maintain their current percentage ownership in our company.

What is a Subscription Right?

We are distributing to you, at no charge, one subscription right for every 2.5 shares of common stock that you owned on April 17, 2009. Your subscription rights will be aggregated for all of the shares that you owned on that date and then rounded down to the nearest whole number of rights, so that you will not receive any fractional rights. Each subscription right entitles you to purchase one share of common stock for $1.35. When you “exercise” a subscription right, you choose to purchase the common stock that the subscription right entitles you to purchase. You may exercise any or all of your subscription rights, or you may choose not to exercise any subscription rights. You cannot transfer or sell your subscription rights to anyone else; only you can exercise them.

Why are We Engaging in a Rights Offering?

During March, 2009, we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock to four holders of our common stock. As part of this transaction, we agreed to file with the SEC a registration statement to conduct a rights offering with targeted gross proceeds to us of at least $2.5 million. Further, the terms of this transaction provided that any shares of our common stock available for subscription in the rights offering that are not subscribed by existing stockholders shall be offered to the noteholders on a pro rata basis based on the aggregate principal amount of notes outstanding and at the same subscription price as offered to the existing stockholders pursuant to the basic subscription privilege.

We are offering the subscription rights to our current stockholders in order to raise up to approximately $3.52 million in additional capital. We intend to use these additional funds to supplement our operating cash flows and fund capital expenditure requirements. Our Board of Directors has chosen to give you the opportunity to purchase additional shares to maintain your current percentage ownership in our company and provide us with additional capital. We cannot assure you that we will not need to seek additional financing in the future.

What is the Basic Subscription Privilege?

The basic subscription privilege of each subscription right entitles you to purchase one share of our common stock at a subscription price of $1.35. You may exercise your basic subscription privilege for some or all of your rights.

What is the Over-Subscription Privilege?

We do not expect that all of our stockholders will choose to exercise all of their basic subscription rights. By extending over-subscription privileges solely to the noteholders, we are providing the noteholders with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription privileges. The over-subscription privilege entitles the noteholders to subscribe for those shares of common stock not acquired by other holders of rights, on a pro rata basis based on the aggregate principal amount of notes outstanding, at the same subscription price of $1.35 per share. We do not have formal commitments from any of the noteholders to participate in the rights offering, and we cannot assure you that any of them will exercise all or any part of their basic subscription privilege or their over-subscription privilege.

What are the Limitations on the Over-Subscription Privilege?

We will issue a maximum of 2,608,125 shares of common stock in this rights offering, including both basic subscription and over-subscription rights. The number of shares available for over-subscription privileges to the noteholders will be 2,608,125 minus the number of shares purchased upon exercise of all basic subscription privileges. If sufficient shares are available after any basic subscription rights are exercised, we will seek to honor the noteholders’ over-subscription requests in full. If over-subscription requests from the noteholders exceed the number of shares available in this offering, we will allocate the available shares among noteholders on a pro rata basis based on the aggregate principal amount of notes outstanding. However, if such noteholder’s pro rata allocation exceeds the number of shares requested, the noteholder will receive only the number of shares requested, and the remaining shares from the pro rata allocation will be divided among the other noteholders on a pro rata basis based on the aggregate principal amount of notes outstanding. See “The Rights Offering — Over-Subscription Privilege” for a more detailed explanation of how we will allocate over-subscribed shares. In certain circumstances, however, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges, even if we have shares available.

How Many Shares May I Purchase?

You will receive one subscription right for every 2.5 shares of common stock that you owned on April 17, 2009. Your subscription rights will be aggregated for all of the shares that you owned on that date and then rounded down to the nearest whole number of rights, so that you will not receive any fractional rights. Each subscription right entitles you to purchase one share of common stock for $1.35. Only the noteholders may have the opportunity to purchase additional shares of common stock for $1.35 per share beyond their opportunity to purchase shares pursuant to their basic subscription right. Subject to state securities laws and regulations, we have the discretion to issue fewer than the total number of shares that may be available for over-subscription requests in order to comply with state securities laws.

How Did We Arrive at the Offering Price Per Share?

A special committee of our Board of Directors, consisting of three independent directors, in consultation with KeyBanc Capital Markets Inc., financial advisor to the special committee, considered several factors in determining the price at which a share of common stock may be purchased in this rights offering. These factors included the historic and then current market price of the common stock, our business prospects, our recent and anticipated operating results, general conditions in the securities markets, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock, the level of risk to our investors, and the need to offer shares at a price that would be attractive to our investors relative to the current trading price of our common stock.

How Do I Exercise My Subscription Rights?

You must properly complete the attached subscription certificate and deliver it to the Subscription Agent before 5 p.m., Eastern Daylight Savings Time, on May 22, 2009. The address for the Subscription Agent is on page 30 of this prospectus. Your subscription certificate must be accompanied by proper payment for each share that you wish to purchase.

Must I Pay the Subscription Price in Cash?

Yes. You must timely pay the full subscription price for the basic subscription privileges and the over-subscription privilege you wish to exercise by certified or cashier’s check drawn on a U.S. bank, U.S. postal money order, or personal check that clears before the expiration date of the rights offering.

What if a Bank, Broker, or Other Nominee is the Record Holder of my Shares?

If you wish to exercise your rights, please promptly contact the bank, broker, or other nominee holding your shares. Your bank, broker, or other nominee holder is the holder of the shares you own and must exercise the rights on your behalf for shares you wish to purchase. The bank, broker, or other nominee has been requested to contact you for instructions on exercising your rights.

How Long Will the Rights Offering Last?

You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before 5 p.m., Eastern Daylight Savings Time, on May 22, 2009, your subscription rights will expire. We may, in our discretion, extend the rights offering for up to 15 days. In addition, if the commencement of the rights offering is delayed, the expiration date will similarly be extended.

After I Exercise My Subscription Rights, Can I Change My Mind?

No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $1.35 per share.

Is Exercising My Subscription Rights Risky?

The exercise of your subscription rights involves certain risks. Exercising your subscription rights means purchasing additional shares of our common stock, and you should carefully consider this investment as you would view other equity investments. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

Has the Board of Directors Made a Recommendation Regarding the Rights Offering?

The decision whether to exercise your rights must be made by you based on your evaluation of our business and the terms of the offering. Our Board of Directors does not make any recommendation to you about whether you should exercise your rights.

What Fees or Charges Apply if I Exercise My Rights?

We are not charging any fees or sales commissions to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

When Will I Receive My New Shares of Common Stock?

If you purchase shares of common stock through the rights offering, we will issue certificates representing those shares to you or The Depository Trust Company, or DTC, on your behalf, as the case may be, as soon as practicable after the completion of the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

Will the Rights be Listed on a Stock Exchange or National Market?

No. The rights will not be listed on the Nasdaq Global Market or any other stock exchange or national market. Our common stock trades on the Nasdaq Global Market under the symbol “KONA,” and the shares to be issued in connection with the rights offering will be eligible for trading on the Nasdaq Global Market.

What Happens If I Choose Not to Exercise My Subscription Rights?

You will retain your current number of shares of common stock in our company even if you do not exercise your subscription rights. However, if other stockholders exercise their subscription rights and you do not exercise your basic subscription privilege in full, your percentage ownership interest in our company will diminish, and your relative voting rights and economic interests will be diluted.

Can I Sell or Give Away My Subscription Rights?

No. You may not transfer or sell your subscription rights to anyone else; only you can exercise them.

Must I Exercise Any Subscription Rights?

No. Exercise of your subscription rights is optional.

What Are the Federal Income Tax Consequences of Exercising My Subscription Rights?

The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor. See the further discussion under “Federal Income Tax Considerations” in this prospectus.

Can We Cancel the Rights Offering?

Yes. Our Board of Directors may cancel the rights offering at any time on or before May 22, 2009, for any reason. If we cancel this rights offering, we will promptly refund any money that we received from stockholders, without interest.

How Much Money Will Kona Grill, Inc. Receive From the Rights Offering?

Our gross proceeds from the rights offering will depend on the number of shares that are purchased. If we sell all 2,608,125 shares that may be purchased upon exercise of the rights or other sales of unsubscribed shares offered by this prospectus, then we will receive proceeds of approximately $3.52 million, before deducting expenses payable by us. We estimate that those expenses will be approximately $275,000. Certain of our directors and executive officers may subscribe in this rights offering; however, we do not currently know the number of shares such directors and executive officers will obtain upon exercise of the rights, and thus are unable to determine the gross proceeds we will receive from subscriptions by our directors and executive officers.

How Will We Use the Proceeds From the Rights Offering?

We will use the proceeds from the rights offering to supplement our operating cash flows and fund capital expenditure requirements. In the event we raise at least $2.5 million in this rights offering, the promissory notes held by the noteholders will be redeemed using proceeds from this rights offering.

How Many Shares Will Be Outstanding After the Rights Offering?

There were 6,520,313 shares of common stock outstanding as of April 9, 2009. The number of shares of common stock that will be outstanding after this rights offering will depend on the number of shares that are purchased. If we sell all of the shares offered by this prospectus, then we will issue a maximum of 2,608,125 new shares of common stock during this rights offering. In that case, we will have up to 9,128,438 shares of common stock outstanding after this rights offering. The number of shares of common stock we will issue in this rights offering may be lower due to rounding down of fractional shares.

What If I Have More Questions?

If you have any questions or need further information about this rights offering, please call Morrow & Co., LLC, our information agent for the rights offering, at (203) 658-9400 (collect) or (800) 607-0088 (toll-free).

RISK FACTORS

You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus before deciding to purchase shares of our common stock in the rights offering. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Company

We have a limited operating history and a limited number of restaurants upon which to evaluate our company, and you should not rely on our history as an indication of our future results.

We currently operate 21 restaurants, half of which have operated for less than three years. Consequently, the results we have achieved to date with a relatively small number of restaurants may not be indicative of those restaurants’ long-term performance or the potential performance of new restaurants. A number of factors historically have affected and are likely to continue to affect our average unit volumes and comparable restaurant sales, including the following:

•	our ability to execute effectively our business strategy;

•	our ability to successfully select and secure sites for our Kona Grill concept;

•	the operating performance of new and existing restaurants;

•	competition in our markets;

•	consumer trends; and

•	changes in political or economic conditions.

Our average unit volume and same-store sales may not increase at rates achieved over recent periods, or may decrease. Two of our restaurants opened within the last three years have average unit volumes significantly below the average unit volume of our comparable restaurant base. In addition, we closed our restaurant in Naples, Florida in September 2008 due to low sales volume. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

We have a history of losses and we may never achieve profitability.

We incurred net losses during each of the last four years. We forecast that we will incur net losses for at least the next year, and possibly longer. We expect that our expenses for the foreseeable future will increase in order to continue the development of new restaurants. We may find that these efforts are more expensive than we currently anticipate or that our expansion efforts do not result in proportionate increases in our sales, which would further increase our losses. We cannot predict whether we will be able to achieve profitability in the future.

We depend on the proceeds of this offering to satisfy certain of our current lease and construction obligations for planned new restaurant openings.

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. Our future cash requirements and the adequacy of available funds depends on many factors, including the operating performance of our restaurants, the pace of expansion, real estate markets, site locations, the nature of the arrangements negotiated with landlords, and the credit market environment. Based upon anticipated cash flow generated from operations and availability under our line of credit, we have insufficient cash to fund planned restaurant openings in 2009. We have suspended construction of one restaurant and delayed the start of construction on another restaurant planned to open in 2009 pending the closing of this offering. To meet anticipated capital expenditures during the next twelve months, we plan to secure funding through sources that may include private or public equity or debt financing, including funding from this offering. We can provide no assurance that we will be successful in raising necessary funds. If we are unable to secure such funding, we may be required to terminate existing leases, or continue to delay, scale back, or cease construction of our planned new restaurant facilities, which could subject us to penalties and materially and adversely impact our ability to grow our business.

We may require additional capital in the future as a result of changes in our restaurant operations or growth plans, and our inability to raise such capital could harm our operations and restrict our growth.

Changes in our restaurant operations, acceleration of our restaurant expansion plans, lower than anticipated restaurant sales, increased food or labor costs, increased property expenses, or other events, including those described in this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and results of operations. Additional equity financing, if available, will be dilutive to the holders of our common stock. Debt financing may involve significant cash payment obligations, covenants, and financial ratios that may restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

Recent disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of funding, which could adversely affect our results of operations, cash flows, and financial condition.

Our growth strategy depends upon our ability to access the capital markets to obtain funds to expand our operations. Recent disruptions in the capital and credit markets have adversely affected our ability to borrow money from banks or other potential lenders. Our access to funds under any potential credit facility will depend on the ability of the banks or other lenders to commit to lend funds to us. In the event we enter into a credit facility with banks or other lenders, those parties may not be able to meet their funding commitments to us if they experience shortages of capital or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, or failures of significant financial institutions could adversely affect our access to capital. Any long-term disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could result in deferring capital expenditures or altering our growth strategy to reduce the opening of new restaurants.

Our future operating results and financial position may fluctuate significantly due to our limited number of existing restaurants and the expenses and capital expenditures required to open new restaurants.

We currently operate 21 restaurants, three of which opened during 2008, and we expect to open four restaurants during 2009. The capital resources required to develop each new restaurant are significant. We estimate that the cost of opening a new Kona Grill restaurant currently ranges from $3.2 million to $4.5 million, exclusive of landlord tenant improvement allowances and preopening expenses and assuming that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, and the average unit volumes of our new restaurants may cause our results of operations and financial position to fluctuate significantly, and poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could materially affect our company, making the investment risks related to any one location much larger than the risks associated with any given restaurant location within other restaurant chains.

Unexpected expenses and low market acceptance of our restaurant concept could adversely affect the profitability of restaurants that we open in new markets.

As part of our expansion strategy, we plan to open restaurants in markets in which we have no prior operating experience and in which our brand may not be well-known. These new markets may have different competitive conditions, consumer tastes, and discretionary spending patterns than restaurants in our existing markets. As a result, we may incur costs related to the opening, operation, and promotion of these new restaurants that are greater than those incurred in existing markets. As a result of these factors, sales at restaurants opening in new markets may take longer to achieve average unit volumes comparable with our existing restaurants, if at all, which would adversely affect the profitability of those new restaurants.

Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process. Our ability to open new restaurants on schedule depends upon a number of factors, many of which are beyond our control, including the following:

•	the availability and cost of suitable restaurant locations for development and our ability to compete successfully for those locations;

•	the availability of adequate financing;

•	the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;

•	construction and development costs;

•	labor shortages or disputes experienced by our landlords or outside contractors;

•	unforeseen engineering or environmental problems with the leased premises;

•	our ability to secure governmental approvals and permits, including liquor licenses, construction permits, and occupancy permits;

•	weather conditions or natural disasters; and

•	general economic conditions.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to open four restaurants in 2009 which would result in 20% unit growth. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls, and information systems. These increased demands may adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be adversely affected.

Our restaurants are subject to natural disasters and other events which are beyond our control and for which we may not be able to obtain insurance at reasonable rates.

We endeavor to insure our restaurants against wind, flood, and other disasters, but we may not be able to obtain insurance for these types of events for all of our restaurants at reasonable rates. A devastating natural disaster or other event in the vicinity of one of our restaurants could result in substantial losses and have a material adverse affect on our results of operations.

Our expansion in existing markets may cause sales in some of our existing restaurants to decline.

Our growth strategy includes opening new restaurants in our existing markets. We may be unable to attract enough guests to our new restaurants for them to operate profitably. In addition, guests to our new restaurants may be former guests of one of our existing restaurants in that market, which may reduce guest visits and sales at those existing restaurants, adversely affecting our results of operations.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages and increased food and beverage costs.

We currently depend on U.S. Foodservice, a national food distribution service company, and other regional distributors to provide food and beverage products to all of our restaurants. If U.S. Foodservice or other distributors or suppliers cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could adversely affect our business.

Our failure to protect our trademarks, service marks, or trade secrets could negatively affect our competitive position and the value of the Kona Grill brand.

Our business prospects depend in part on our ability to develop favorable consumer recognition of the Kona Grill name. Although Kona Grill is a federally registered trademark, our trademarks and service marks could be imitated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our name or not operate in a certain geographic region if our name is confusingly similar to their name. In addition, we rely on trade secrets, proprietary know-how, concepts, and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, or suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

We are dependent upon high levels of consumer traffic at the sites where our restaurants are located and any adverse change in consumer activity could negatively affect our restaurant sales and may require us to record an impairment charge for restaurants performing below expectations.

Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, and lifestyle centers. We depend on high consumer traffic rates at these centers to attract guests to our restaurants. In general, such visit frequencies are significantly affected by many factors, including national, regional, or local economic conditions, anchor tenants closing in retail centers or shopping malls in which we operate, changes in consumer preferences or shopping patterns, higher frequency of online shopping, changes in discretionary consumer spending, increasing gasoline prices, or otherwise, our unit volumes could decline and adversely affect our results of operations, including recording an impairment charge for restaurants that are performing below expectations. During 2008, we recorded impairment charges for our Naples, Florida restaurant that was closed during September 2008 and for our low sales volume restaurant in Lincolnshire, Illinois.

We may be required to record impairment charges in future quarters as a result of the decline in value of our investments in auction rate securities.

We hold investments in auction rate securities which are secured by student loans. While the maturity dates of our auction rate securities range from 2029 to 2046, liquidity for these securities has historically been provided by an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. The recent uncertainties in the credit markets have adversely affected the auction market for these types of securities and auctions for these securities have failed to settle on their respective settlement dates. Consequently, our investments in auction rate securities are not currently liquid and we will not be able to redeem these securities until a future auction of these investments is successful, the issuer refinances the underlying debt, or our investment provider purchases the securities pursuant to the settlement agreement discussed in Note 3 to the consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2008.

Estimating the fair value of auction rate securities requires numerous assumptions such as assessments of the underlying structure of each security, expected cash flows, credit ratings, and other relevant factors. These assumptions, assessments and the interpretations of relevant market data are subject to uncertainties, are difficult to predict and require significant judgment. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value. There is no assurance as to when the market for auction rate securities will stabilize. The fair value of our auction rate securities could change significantly based upon market conditions and continued uncertainties in the credit markets. If these uncertainties continue or if our securities experience credit rating downgrades or changes in the rates of default on the underlying assets, we may incur additional impairment on our auction rate securities portfolio.

Risks Related to the Restaurant Industry

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry, or produce generally, or shifts in consumer tastes, could negatively impact the popularity of our restaurants, our sales, and our results of operations.

The popularity of our restaurants in general, and our menu offerings in particular, are key factors to the success of our operations. Negative publicity resulting from poor food quality, illness, injury, or other health concerns, whether related to one of our restaurants or to the beef, seafood, poultry, or produce industries in general (such as negative publicity concerning salmonella, e-coli, Hepatitis A, mercury poisoning and other food-borne illnesses), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers. In addition, other shifts in consumer preferences away from the kinds of food we offer, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our sales and results of operations. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be harmed and we will not achieve profitability.

Increases in the prices of, or reductions in the availability of, seafood, poultry, beef, or produce could reduce our operating margins and adversely affect our operating results.

Our profitability depends, in part, on our ability to anticipate and react to changes in seafood, poultry, beef, or produce costs. The supply and price of these items is more volatile than other types of food. The type, variety, quality, and price of seafood, poultry, beef, and produce is subject to factors beyond our control, including adverse weather conditions, transportation costs, governmental regulation, availability, and seasonality, each of which may affect our food costs or cause a disruption in our supply. We currently do not purchase seafood, poultry, beef, or produce pursuant to long-term contracts or use financial management strategies to reduce our exposure to price fluctuations. Changes in the price or availability of certain types of seafood, poultry, beef, or produce could affect our ability to offer a broad menu and price offering to our guests and could reduce our operating margins and adversely affect our results of operations.

Regulations affecting the operation of our restaurants could increase operating costs, restrict our growth, or require us to suspend operations.

Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer, and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant’s liquor license must be renewed annually and may be revoked or suspended at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, over serving, advertising, wholesale purchasing, and inventory control. Each restaurant is also subject to local health inspections. Failure to pass one or multiple inspections may result in temporary or permanent suspension of operations and could significantly impact our reputation. In certain states, including states where we have existing restaurants or where we plan to open restaurants in the near term, the number of liquor licenses available is limited and licenses are traded at market prices. Liquor, beer, and wine sales comprise a significant portion of our sales, representing approximately 32% of our sales during 2008. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states, the cost of a new license could be significant. Obtaining and maintaining licenses is an important component of each of our restaurant’s operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits, and approvals would adversely impact our restaurants and our growth strategy.

In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to reconfigure our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages in litigation.

Litigation concerning our food quality, our employment practices, liquor liability, and other issues could result in significant expenses to us and could divert resources from our operations.

Like other restaurants, we may receive complaints or litigation from, and potential liability to, our guests involving food-borne illness or injury or other operational issues. We may also be subject to complaints or allegations from, and potential liability to, our former, existing, or prospective employees involving our restaurant employment practices and procedures. In addition, we are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, our sales may be adversely affected by publicity resulting from such claims. Such claims may also be expensive to defend and may divert time and money away from our operations and adversely affect our business.

Labor shortages or increases in labor costs could slow our growth or adversely affect our business.

Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. This ability is especially critical to our company because of our relatively small number of existing restaurants and our current development plans. If we are unable to recruit and retain a sufficient number of qualified employees, our business and growth strategy could be adversely affected.

Competition for qualified restaurant employees in our current or prospective markets could require us to pay higher wages and benefits, which could result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid rates based upon the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages, overtime pay, health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could increase our labor costs. We may be unable to increase our prices proportionately in order to pass these increased costs on to our guests, in which case our operating margins would be adversely affected.

Risks Related to Ownership of Our Common Stock

The market price for our common stock may be volatile.

Many factors could cause the market price of our common stock to rise and fall, including but not limited to the following:

•	actual or anticipated variations in comparable restaurant sales or operating results; whether in our operations or those of our competitors;

•	changes in the consumer spending environment or general economic conditions;

•	changes in the market valuations of other companies in the restaurant industry;

•	recruitment or departure of key restaurant operations or management personnel;

•	changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock; and

•	announcements of investigations or regulatory scrutiny of our restaurant operations or lawsuits filed against us.

Due to the volatility of our stock price, we also may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business as well as depress the price of our common stock.

Our current principal stockholders own a large percentage of our voting stock, which allows them to control substantially all matters requiring stockholder approval.

Investors affiliated with our Chairman, President, and Chief Executive Officer, Marcus Jundt, together potentially own approximately 26% of our common stock on a fully diluted basis. In addition, three of our directors (including Mr. Jundt) are affiliated with Mr. Jundt. As a result, Mr. Jundt has significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could in turn have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.

The large number of shares eligible for public sale and registered for resale could depress the market price of our common stock.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may depress the market price. As of April 9, 2009, we had outstanding 6,520,313 shares of common stock, all of which shares are either freely tradable or otherwise eligible for sale under Rule 144 under the Securities Act of 1933. In addition, we have 1,500,000 shares reserved for future issuance under our stock option and employee stock purchase plans, of which approximately 280,000 shares have been issued. We have filed registration statements under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

We have also filed a registration statement covering the resale of 950,000 shares held by investors in our private placement transaction during November 2007 and one other stockholder. We have agreed to keep this registration effective for a period of time following the private transaction. As a result, the existence of the registration statement may have a depressive effect on the market price of our common stock.

Our stockholders’ rights plan may adversely affect existing stockholders.

On May 27, 2008, we adopted a stockholder rights plan that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the rights plan, we issued a dividend of one preferred share purchase right for each share of our common stock held by stockholders of record on May 28, 2008. Each right entitles stockholders to purchase one one-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at a price of $55 per one one-thousandth of a share. The rights expire on the earlier of May 28, 2011 or May 31, 2009 if our stockholders do not approve the adoption of the corresponding rights agreement by that date, unless the rights are earlier redeemed or exchanged by us.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 20% or more of our common stock or a tender offer or exchange offer for 20% or more of our common stock is announced or commenced. After any such event, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of our common stock having a market value of twice the exercise price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions on our maintaining a classified Board of Directors and limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested stockholders.”

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by our management on internal control over financial reporting for the year ended December 31, 2008. To achieve compliance with Section 404, we engaged in a process to document and evaluate our internal control over financial reporting that was both challenging and time-consuming.

Subject to proposed changes by the SEC, our independent auditors will be required to issue a report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2009. Despite our efforts, we can provide no assurance as to our, or our independent auditors’, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404 in the future. There is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Since we do not expect to pay any dividends for the foreseeable future, holders of our common stock may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to reinvest any earnings to finance our restaurant operations and growth plans. Accordingly, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Risks Related to this Rights Offering

If you do not exercise all of your subscription rights, you may suffer significant dilution of your percentage ownership of our common stock.

This rights offering is designed to allow all current stockholders to purchase additional shares of common stock at a fixed price to be determined before the rights offering begins and in an amount proportional to the stockholders’ existing interests. The purpose of this structure is to enable us to raise capital while allowing current stockholders to maintain their relative proportionate voting and economic interest. Certain of our directors and executive officers may exercise their subscription rights, in full or in part, in this offering. To the extent that current stockholders do not exercise their subscription rights and shares are purchased by other stockholders who do exercise their subscription privileges in this rights offering, the proportionate voting interest of the non-exercising stockholders will be reduced significantly, and the percentage of our expanded equity that their original shares represent after exercise of the subscription rights and any over-subscription rights will be disproportionately diluted.

The price of our common stock may decline before or after the subscription rights expire.

The market price of our common stock could be subject to significant fluctuations in response to general market conditions, our operating results, changes in earnings estimates by securities analysts or our ability to meet those estimates, publicity regarding our industry in general, and other factors. Our revenue and operating results may vary significantly as a result of a number of factors, many of which are not in our control.

The occurrence of any of the other risks described in “Risk Factors,” including any substantial sales of our common stock or perception that such sales might occur, could also have a significant and adverse impact on the market price of our common stock. The stock market in general has experienced extreme volatility that has often been seemingly unrelated to the operating performance of particular companies, particularly those that are in the restaurant industry. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management’s attention and resources.

We cannot assure you that the public trading market price of our common stock will not decline after you exercise your subscription rights. If that occurs, you will have committed to buy shares of common stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that, following the exercise of subscription rights, you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until certificates are delivered upon expiration of this rights offering, you may not be able to sell the shares of our common stock that you purchase in this rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of this rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

Once you exercise your subscription rights, you cannot revoke the exercise.

Once you exercise your subscription rights, you cannot revoke the exercise, even if fewer than all of the shares that we are offering are actually purchased. If we elect to withdraw or terminate this rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

The subscription price should not be considered as an indication of the present or future value of our company.

A special committee of our Board of Directors, in consultation with KeyBanc Capital Markets Inc., financial advisor to the special committee, set the subscription price after considering a variety of factors as described in this prospectus. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of the present or future value of our company.

If you desire to purchase shares in the rights offering, you must act promptly and follow all subscription instructions.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your rights properly and timely follows the correct procedures.

There is a risk if you use a personal check to pay for shares purchased in the rights offering.

Any personal check used to pay the subscription price in the rights offering must clear prior to the expiration date, and the clearing process may require five or more business days. As a result, a personal check used to pay the subscription price may not clear prior to the expiration date, in which event you would not be eligible to exercise your rights. You may eliminate this risk by paying the subscription price by certified or cashier’s check drawn on a U.S. bank or a U.S. postal money order.

The rights are non-transferable and thus there will be no market for them.

You cannot give or sell your rights to anyone else. We do not intend to list the rights on any securities exchange or include them in any automated quotation system. Therefore, there will be no market for the rights.

We may cancel the rights offering.

We may unilaterally withdraw or terminate this rights offering in our discretion until the expiration of the rights offering. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest or penalty, any subscription payments.

USE OF PROCEEDS

Assuming that stockholders exercise subscription rights for all of the common stock that we are offering, we will receive gross proceeds from the rights offering of approximately $3.52 million. Certain of our directors and executive officers may subscribe in this rights offering; however, we do not currently know the number of shares such directors and executive officers will obtain upon exercise of the rights, and thus are unable to determine the gross proceeds we will receive from subscriptions by our directors and executive officers. We will pay estimated expenses of approximately $275,000 in connection with the rights offering.

We intend to use the net proceeds from the rights offering to supplement our operating cash flows and fund capital expenditure requirements. In the event we raise at least $2.5 million in this rights offering, the notes held by the noteholders will be redeemed using net proceeds from this rights offering.

DETERMINATION OF THE SUBSCRIPTION PRICE

The special committee of our Board of Directors, in consultation with KeyBanc Capital Markets Inc., financial advisor to the special committee, determined the $1.35 per share subscription price after considering a variety of factors, including the following:

•	the historic and then-current market price of our common stock;

•	our business prospects;

•	our historical and anticipated results of operations;

•	general conditions in the securities markets;

•	our need for capital;

•	alternatives available to us for raising capital;

•	the amount of proceeds desired;

•	pricing of similar transactions;

•	the liquidity of our common stock;

•	the level of risk to our investors; and

•	the need to offer shares at a price that would be attractive to our investors relative to the current trading price of our common stock.

The subscription price should not be considered an indication of the actual value or future value of our company or of our common stock. We cannot assure you that the market price of our common stock will not decline during or after this rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased during this rights offering at a price equal to or greater than the subscription price.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008

•	on an actual basis, which reflects our actual capitalization as of December 31, 2008 on a historical basis, without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis, which reflects our capitalization as of December 31, 2008 with adjustments to reflect the issuance and sale of $1.2 million aggregate principal amount of notes to four investors during March 2009, as if such sale had occurred as of December 31, 2008; and

•	on a pro forma as adjusted basis, which reflects the sale of all 2,608,125 shares available in the rights offering at a subscription price of $1.35 per share, after deducting estimated offering expenses and giving effect to our receipt of the estimated net proceeds, which includes the mandatory redemption of all of the notes.

The following information should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	At December 31, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands except share and
	per share amounts)

Cash and cash equivalents	$2,477	$3,677	$5,723

Unsecured subordinated notes	—	1,200	—
Stockholders’ equity:
Preferred stock, $0.01 par value, 2,000,000 shares authorized; none issued	—	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized, 6,511,991 shares outstanding, actual and pro forma; 9,120,116 shares outstanding, pro forma as adjusted(1)	66	66	92
Additional paid-in capital	53,739	53,739	56,959
Treasury stock, at cost	(1,000)	(1,000)	(1,000)
Accumulated deficit	(17,207)	(17,207)	(17,207)

Total stockholders’ equity	35,598	35,598	38,844

Total capitalization	$35,598	$36,798	$38,844

(1)	Excludes the following as of December 31, 2008:

•	824,056 shares issuable upon exercise of stock options outstanding with a weighted average exercise price of $12.34 per share;

•	18,621 shares reserved for issuance under our stock option plans;

•	200,000 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $5.00 per share; and

•	350,978 shares reserved for issuance under our employee stock purchase plan.

PRICE RANGE OF COMMON STOCK

Market Information

Our common stock has traded on the NASDAQ Global Market under the symbol “KONA” since our initial public offering on August 16, 2005. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the NASDAQ Global Market.

	High	Low

2009
Second quarter (through April 9, 2009)	$2.05	$1.17
First quarter	$3.25	$1.42
2008
First quarter	$14.77	$8.38
Second quarter	$9.70	$6.15
Third quarter	$8.37	$5.45
Fourth quarter	$5.97	$1.10
2007
First quarter	$21.38	$15.05
Second quarter	$20.30	$14.85
Third quarter	$20.00	$15.50
Fourth quarter	$19.05	$12.65

On April 9, 2009, the closing sale price of our common stock was $1.98 per share. On April 9, 2009, there were approximately 30 holders of record of our common stock.

Dividend Policy

We have not paid any dividends to holders of our common stock since our initial public offering and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, but instead we currently plan to retain any earnings to finance the growth of our business. Payments of any cash dividends in the future, however, is within the discretion of our Board of Directors and will depend on our financial condition, results of operations, and capital and legal requirements as well as other factors deemed relevant by our Board of Directors.

PLAN OF DISTRIBUTION

On or about April 24, 2009, we will distribute the subscription certificates, and copies of this prospectus to individuals who owned shares of common stock of record as of the close of business on April 17, 2009, the record date for the rights offering. If you wish to exercise your rights and purchase shares of common stock, you should complete the rights certificate and return it with payment for the shares, to the subscription agent, Continental Stock Transfer & Trust Company, at the address on page 30. See “The Rights Offering — Exercise of Subscription Rights” and “Method of Payment.” If you have any questions, you should contact our information agent, Morrow & Co., LLC, at (203) 658-9400 (collect) or (800) 607-0088 (toll free).

Pursuant to the terms of a Subscription Agent Agreement between us and the subscription agent we have agreed to pay the subscription agent a fee, plus certain expenses, which we estimate will total approximately $10,000. We have also agreed to pay the information agent a fee, plus certain expenses, which we estimate will total approximately $6,500. We have not employed any brokers, dealers, or underwriters in connection with the solicitation of exercise of rights. Except as described in this section, we are not paying any other commissions, fees, or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering will be approximately $275,000.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. Before exercising any subscription rights to purchase shares of our common stock, you should read carefully this prospectus and the documents incorporated by reference in this prospectus, including the information set forth under “Risk Factors.”

The Subscription Rights

We are distributing, at no cost to our stockholders, non-transferable subscription rights to stockholders that owned shares of our common stock at the close of business on April 17, 2009. We will issue to you one subscription right for every 2.5 shares of common stock that you owned on April 17, 2009. You will not receive fractional subscription rights during the rights offering, but instead we will round your number of subscription rights down to the nearest whole number. Each subscription right will entitle you to purchase one share of common stock for $1.35. If you wish to exercise your subscription rights, you must do so before 5:00 p.m., Eastern Daylight Savings Time, on May 22, 2009. We may, in our discretion, extend the rights offering for up to 15 days. After that date, the subscription rights will expire and will no longer be exercisable.

Basic Subscription Privilege

Each subscription right will entitle you to purchase one share of common stock at a price of $1.35 per share. You will receive certificates representing the shares that you purchase pursuant to your basic subscription privilege as soon as practicable after May 22, 2009, irrespective of whether you exercise your subscription rights immediately prior to that date or earlier. When you send in your subscription certificate, you must send the full purchase price for the number of shares that you have requested to purchase through your basic subscription privilege.

Over-Subscription Privilege

Subject to the allocation described below, we are only providing the noteholders an over-subscription privilege to purchase shares of common stock that are not purchased by other stockholders pursuant to their basic subscription privilege. If you are a noteholder and wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. When you send in your subscription certificate, you also must send the full purchase price for the number of additional shares that you have requested to purchase, in addition to the payment due for shares purchased through your basic subscription privilege.

If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all over-subscription privileges, we will allocate the available shares among noteholders that over-subscribed on a pro rata basis based on the aggregate principal amount of notes outstanding, and will refund any amounts due related to unsatisfied over-subscription requests, without interest. However, if such noteholder’s pro rata allocation exceeds the number of shares requested, such noteholder will receive only the number of shares requested, and the remaining shares from the pro rata allocation will be divided among other noteholders exercising the over-subscription privileges on a pro rata basis based on the aggregate principal amount of notes outstanding. In certain circumstances, however, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available.

The following examples illustrate how shares will be allocated among noteholders that exercise their over-subscription privilege, depending on whether or not there is a sufficient number of shares remaining to satisfy all over-subscription exercises. For both examples, the over-subscription allocation will be based on the noteholders’ respective aggregate principal amount of notes outstanding, and the assumed amounts of over-subscription requests are used solely for purposes of the examples. We do not have formal commitments from any of the noteholders to participate in the rights offering, and we cannot assure you that any of them will exercise all or any part of their basic subscription privilege or their over-subscription privilege. For purposes of the examples that follow, we have made the following assumptions:

			Assumed
	Principal Amount of	Percentage of Notes	Over-Subscription
Name of Noteholder	Notes Outstanding	Outstanding	Requests

BBS Capital Fund, LP	$100,000	8.3%	5,000
Mary Jane Hauser	$100,000	8.3%	150,000
James Richard Jundt Irrevocable Trust — Mary Joann Jundt Trustee	$380,000	31.7%	500,000
James Richard Jundt	$620,000	51.7%	1,000,000

Total	$1,200,000	100.0%	1,655,000

Example 1:

Assume that stockholders exercise their basic subscription rights for a total of 500,000 shares, so that a total of 2,108,125 shares remain available for over-subscription requests. Because the number of shares available for over-subscription requests exceeds the total number of over-subscription exercises by 453,125 shares, each noteholder will receive the full number of shares they subscribed for, as set forth in the following table:

			Assumed
		Assumed	Total Shares
	Principal Amount of	Over-Subscription	Received in Rights
Name of Noteholder	Notes Outstanding	Requests	Offering

BBS Capital Fund, LP	$100,000	5,000	5,000
Mary Jane Hauser	$100,000	150,000	150,000
James Richard Jundt Irrevocable Trust — Mary Joann Jundt Trustee	$380,000	500,000	500,000
James Richard Jundt	$620,000	1,000,000	1,000,000

Total	$1,200,000	1,655,000	1,655,000

Example 2:

Assume that stockholders exercise their basic subscription rights for a total of 1,500,000 shares, so that a total of only 1,108,125 shares remain available for over-subscription requests. Because the number of over-subscription exercises exceeds the number of shares available for over-subscription requests by 546,875 shares, the available shares will be allocated among the noteholders, as set forth in the following table:

			Percent of Aggregate		Available
	Shares Available for		Principal Amount of		Shares
	Over-Subscription		Notes Outstanding		Allocation

BBS Capital Fund, LP	1,108,125	x	100,000/1,200,000	=	92,344

Mary Jane Hauser	1,108,125	x	100,000/1,200,000	=	92,344

James Richard Jundt Irrevocable Trust — Mary Joann Jundt Trustee	1,108,125	x	380,000/1,200,000	=	350,906

James Richard Jundt	1,108,125	x	620,000/1,200,000	=	572,531

Total:					1,108,125

Because BBS Capital Fund, LP over-subscribed for only 5,000 shares, only 5,000 shares will be allocated to it, even though the calculation would have permitted it to take up to 92,344 shares. The remaining 1,103,125 shares

(1,108,125 — 5,000 = 1,103,125) will be allocated between the remaining noteholders, as set forth in the following table:

					Percentage of
	Principal		Total Principal		Notes
	Amount of		Amount of		Outstanding
	Notes		Remaining Notes		of Remaining
	Outstanding		Outstanding		Noteholders

Mary Jane Hauser	$100,000	/	$1,100,000	=	9.09%
James Richard Jundt Irrevocable Trust — Mary Joann Jundt Trustee	380,000	/	1,100,000	=	34.55%
James Richard Jundt	620,000	/	1,100,000		56.36%

	$1,100,000				100.00%

The total allocation of the over-subscription privilege among the remaining three noteholders would then be as follows:

Mary Jane Hauser	1,103,125	x	9.09%	=	100,284

James Richard Jundt Irrevocable Trust —
Mary Joann Jundt Trustee	1,103,125	x	34.55%	=	381,080

James Richard Jundt	1,103,125	x	56.36%	=	621,761

Total:					1,103,125

Following this allocation, the noteholders would receive shares in the rights offering as set forth in the following table:

			Assumed
		Assumed	Total Shares
	Principal Amount of	Over-Subscription	Received in Rights
Name of Noteholder	Notes Outstanding	Requests	Offering

BBS Capital Fund, LP	$100,000	5,000	5,000
Mary Jane Hauser	$100,000	150,000	100,284
James Richard Jundt Irrevocable Trust — Mary Joann Jundt Trustee	$380,000	500,000	381,080
James Richard Jundt	$620,000	1,000,000	621,761

Total	$1,200,000	1,655,000	1,108,125

No Recommendation

Neither we nor our Board of Directors are making any recommendations as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.

Expiration Date

The rights will expire at 5 p.m., Eastern Daylight Savings Time, on May 22, 2009, unless we decide to extend this rights offering for up to 15 days. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and be null and void. We will not be required to issue shares of common stock to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Withdrawal Right

Our Board of Directors may withdraw this rights offering in its sole discretion at any time prior to or on May 22, 2009, for any reason, including, without limitation, a change in the market price of our common stock. If we withdraw this rights offering, any funds you may have paid will be promptly refunded to you, without interest or penalty.

Events Leading to the Offering

A key driver of future stockholder value is expansion of our concept throughout the United States. Our growth strategy for developing new restaurants includes expansion in new and existing markets. The expansion and development of new restaurants requires a significant commitment of capital. Our future cash requirements and the adequacy of available funds depends on many factors, including the operating performance of our restaurants, the pace of expansion, real estate markets, site locations, the nature of the arrangements negotiated with landlords, and the credit market environment.

During the second half of 2008, we experienced overall traffic declines at our existing restaurants resulting from the slowing U.S. economy, which adversely affected overall consumer spending in the restaurant industry. During September 2008, in response to the deteriorating U.S. economy, declining traffic at our restaurants, and our need to supplement our operating cash flows to fund new restaurant development, we began to anticipate and identify potential sources of external financing. Based upon our growth plan at that time, our cash and investment balances coupled with anticipated cash flow generated from operations and availability under our line of credit were not sufficient to fund planned restaurant construction and development costs and openings during 2009. Accordingly, we suspended construction of one restaurant and delayed the start of construction on another restaurant planned to open in 2009 pending the receipt of additional capital.

During September and October 2008, we engaged in negotiations with a third-party commercial lender to provide us with a $10.0 million secured development line of credit. During October 2008, on the day before the development line of credit was scheduled to be executed, we were informed by the lender that the lender had received an internal policy mandate to not enter into new credit agreements for the remainder of 2008. We were informed that the lender’s decision did not relate to our company or our credit risk profile, but rather, was a business decision as a result of the deteriorating U.S. credit markets and the lender’s credit policies. We therefore began to identify other sources of external financing. We entered into discussions with another third-party commercial lender, who indicated that any decision to extend credit to our company would be conditioned on our receipt of at least $1.0 million of new equity capital. We held discussions with certain existing stockholders and other potential equity investors regarding a possible equity investment in our company, however, those discussions indicated to us that any equity financing would likely be on terms that were commercially unfavorable to our company and our stockholders. Our efforts to seek debt financing from these, as well as other third party commercial lenders, did not produce any reasonable alternative for financing on terms acceptable to us.

As a result, during December 2008 we commenced discussions with James R. Jundt, a stockholder and the father of Marcus E. Jundt, our Chairman and Chief Executive Officer, concerning a potential equity investment in our company. In December 2008, we entered into a subscription agreement with James R. Jundt for the purchase of $1.0 million of our common stock at a price per share of $1.19. This price represented the average closing sale price per share of our common stock as quoted on the NASDAQ Global Market for the five trading days prior to the date of the subscription agreement. The investment by Mr. James Jundt was conditioned, however, on our receipt of a commitment from a third party lender for at least $3.0 million of new debt financing in the form of a working capital line of credit, equipment financing, term loan, or other form of debt. Our Board appointed a special committee of the Board, comprised solely of Mark A. Zesbaugh (Chairman), W. Kirk Patterson, and Anthony L. Winczewski, all independent directors, to review the terms of the transaction and make a recommendation regarding the approval of the subscription agreement with Mr. James Jundt. Following a careful review of the subscription agreement; receipt of a report from our Chief Financial Officer that our cash flow shortage had accelerated and that, by mid-February we would have no free cash available to fund restaurant construction and expansion and, therefore, would be required to implement extreme cost-cutting measures to continue to fund construction in the ordinary course; and the fact that various attempts to obtain a commercial bank line of credit on any terms or equipment financing on commercially reasonable terms had failed, the special committee unanimously recommended the subscription agreement with James R. Jundt to the full Board, who approved the transaction in December 2008.

Following the announcement of the subscription agreement with James R. Jundt, our second largest stockholder, Mill Road Capital, LLC, or MRC, publicly criticized our subscription agreement with Mr. James Jundt. MRC proposed to purchase $1.0 million of our newly issued common stock at a price of $1.45 per share, which was not contingent upon our raising any future bank debt. As a result of this proposal and based on our desire to explore all financing alternatives, during January 2009, upon request by the special committee, our Board broadened the authority of the special committee to pursue additional sources of external financing to fund our capital expenditure requirements; to engage independent financial advisors at our expense to assist the special committee with the structure, terms, timing, and negotiation of one or more financing transactions and to recommend a specific transaction to the special committee; to have authority to negotiate and recommend to the full Board a financing transaction determined by the special committee, to be in the best interest of our company; and to direct and oversee the structure, terms, timing, negotiation, and execution of all non-control financing alternatives available to and in the best interest of our company and our stockholders, including a possible subscription rights offering. The special committee believed that a bank or private securities financing followed by a subscription rights offering made available to all of our stockholders would enable us to obtain first-step funding quickly, while subsequently minimizing the potential dilutive impact to our stockholders of such first-step funding.

The special committee determined that in view of our cash position and the possible consequent loss of restaurant construction, expansion, and revenue opportunities, and to mitigate as best as possible our falling stock price and equity capitalization, that it was important to consummate a first-step financing on commercially favorable terms as expeditiously as possible. The special committee resolved to convene weekly meetings to direct, monitor, and oversee the process, which the special committee entrusted to Mark Robinow, our Chief Financial Officer.

During regularly scheduled weekly meetings, and in certain cases, more frequent special meetings, held from January 2009 through March 2009, the special committee requested and received various presentations and updates from management regarding our cash position, prospects, and performance; our expense budget and capital expenditure requirements, the status of all discussions, negotiations, and expressions of interest solicited and received from potential sources of bank credit financing, equipment financing, private equity investment, and debt financing, and the status of ongoing communications with certain of our stockholders. At these meetings, the special committee also requested and received various information, updates, and reports from legal counsel and its financial advisor, and consulted with its professional advisors with respect to the prevailing market for alternative forms of financing transactions that might be available to our company on commercially reasonable terms. The special committee’s financial advisor provided advice on the terms and structures that would be available to our company for various transaction methods, and provided the special committee with a weighted average cost of capital analysis, dilution analysis and stock price sensitivity analysis, and made recommendations on proposed transaction terms that might be marketable to potential sources of financing and favorable to us under prevailing macro and micro economic conditions.

Commencing January 2009, the special committee instructed management to initiate discussions with and solicit indications of interest from our 10 largest stockholders regarding a possible private placement of junior subordinated (unsecured) bridge notes on terms and conditions derived in consultation with the special committee’s financial advisor and which our financial advisor characterized as “market.” Management reported to the special committee regarding its progress, and the special committee subsequently instructed management to expand these discussions to our 15 largest stockholders. We entered into non-disclosure agreements with several of our largest stockholders to discuss the terms of a potential private placement of bridge notes to meet our capital expenditure requirements. Negotiations ensued over a four-week period with respect to, among other material terms and features, amortization requirements, interest rate, maturity, ranking and subordination, use of proceeds from future debt and equity financings, warrant exercise price, minimum and maximum loan commitments, rights offering over-subscription priority and cut back rights, most-favored nations clauses, default remedies, and convertibility of the bridge notes. In tandem, management was instructed to continue to identify potential working capital facility providers and instructed Mr. Robinow to revive dormant discussions with several regional and money center commercial banks and other asset-based lenders that had been contacted during the fourth quarter of 2008 and with which prior discussion had been held. Management reported to the special committee on a weekly basis with respect to the various expressions of interest received in connection with the proposed bridge note financing transaction, and the various terms counterproposed by certain stockholders, as well as with respect to Mr. Robinow’s efforts to obtain a potential working capital facility and equipment financing.

During February 2009, the special committee was reasonably confident, based on information provided to it by Mr. Robinow, that we would be able to obtain a more favorable financing transaction than the terms of the pending subscription agreement with Mr. James Jundt, and accordingly, in view of our failed efforts to date to obtain at least $3 million of separate debt financing as required by the terms of such subscription agreement and the worsening condition of the U.S. credit markets, we requested Mr. James Jundt to terminate the subscription agreement without any continuing obligations by either party, and he agreed to do so.

During this period, we and the chairman of the special committee exchanged various correspondences with and contacted MRC regarding MRC’s potential participation in the bridge note financing. MRC had been invited specifically to do so on several occasions and was provided with the bridge note term sheet furnished to all potential stockholder-lenders in the process. On February 26, 2009, Mr. Zesbaugh, on behalf of the Board of Directors, travelled to New York to meet personally with representatives of MRC, to listen to MRC’s concerns regarding our company and its management, and to discuss, among other things, MRC’s participation in the bridge note financing. At that meeting, MRC expressed interest in participating in the financing; however, MRC counteroffered with terms and conditions that the special committee and its legal and financial advisors ultimately determined to be commercially unfavorable to us and “off market,” and such position was communicated by Mr. Zesbaugh directly to MRC. MRC declined to participate in the bridge note financing. Following MRC’s indication that it would not participate in the bridge note financing, Mr. Zesbaugh, on behalf of the special committee, once again contacted MRC to communicate the special committee’s desire to include MRC in the bridge note financing on terms originally proposed by the special committee to MRC and all other potential bridge financing candidates.

During March 2009, MRC wrote its latest in a series of correspondences to our Board of Directors criticizing the activities of the special committee and our overall fundraising efforts and process. MRC indicated that it was not interested in participating in the bridge note financing because of what it characterized as a “skewed” process. MRC reiterated previously threatened actions and activist tactics against our company and its directors. We believe that MRC’s allegations are without merit; intended to further a self-interested stockholder activist agenda; intended to distract management time and attention and thwart our financing process; and are motivated by objectives not in the best interests of our company and all of our stockholders.

After several weeks of discussions with our largest stockholders (including the attempts to include MRC described above), the special committee negotiated, in consultation with its legal counsel and financial advisors, the final terms of the bridge note financing. On Friday February 27, 2009, the special committee held a telephonic meeting with its legal counsel to consider recommending to the full Board the bridge note financing transaction on terms that included a private placement of notes and “out-of-the-money” warrants to certain existing stockholders, conditioned on the consummation of a subsequent rights offering made available to all of our stockholders. The special committee requested adjournment of the meeting until the following Monday March 2, 2009 to consider the transaction further over the weekend. On Monday March 2, 2009, the special committee held a telephonic meeting with its legal counsel and financial advisor to consider recommending the transaction discussed at the prior meeting. After discussion of the transaction and the receipt of presentations from its financial advisor and legal counsel, the special committee recommended to our full Board the private placement of notes and warrants to those stockholders who confirmed continued non-binding interest in participating and, subject to a subsequent meeting of the special committee and the full Board to determine the subscription rights ratio (i.e., the number of rights to be issued per outstanding share) and the per share subscription price, the other terms of the rights offering as described in this prospectus, the establishment of a record date and the declaration of the rights dividend, and all other transactions required to commence the rights offering, including the filing of the registration statement.

In addition, on March 2, 2009, the Audit Committee of the Board of Directors held a meeting to approve the bridge note financing transaction in light of the requirements of Delaware law and our Code of Business Conduct and Ethics, which requires that certain “conflict of interest” transactions be evaluated and approved by the Audit Committee.

On March 3, 2009, the Board held a telephonic meeting during which the special committee reported to the full Board its recommendations described above. The special committee and its legal advisors discussed the proposed timing of the private placement bridge note financing transaction and the rights offering and related issues. After discussion of these matters, the Board approved the private placement of notes and warrants to certain existing stockholders and, subject to deferral of the economic and other terms described above, approved the establishment of a record date and the declaration of the rights dividend and all other transactions required to commence the rights offering, including the filing of the registration statement.

On March 5, 2009, we entered into a note and warrant purchase agreement with those stockholders that agreed to participate, whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock. The principal and accrued interest outstanding under the notes is due and payable upon the closing of any offering of equity securities by us generating gross proceeds to us of at least $2.5 million. The interest rate on the notes will increase to 16% if the notes remain outstanding after September 2, 2009.

The note and warrant purchase agreement requires us to file with the SEC, as soon as reasonably practicable after filing with the SEC our annual report on Form 10-K for the year ended December 31, 2008, a registration statement for a rights offering with targeted gross proceeds to us of at least $2.5 million, at a per share subscription price to be determined by our Board or the special committee, which subscription price will reflect a discount to the market price of our common stock on the date of determination of such price by our Board or the special committee, a number of shares of common stock for each share of common stock held as of the record date for the rights offering. The terms of the rights offering were to provide that any shares of our common stock that are not subscribed for by existing stockholders will be offered to the noteholders on a pro rata basis based on the aggregate principal amount of notes outstanding and at the same subscription price as offered to all other stockholders in the rights offering.

On April 1, 2009, Samuel Beren, as trustee for the Samuel Beren Trust, filed a stockholder derivative suit in the Court of Chancery of the State of Delaware. The suit was brought on behalf of us against our directors and the noteholders, and names us as a nominal defendant. The complaint alleges that our directors breached their fiduciary duties of loyalty, good faith, and due care to us, and that the noteholders aided and abetted such breach, in connection with certain of our fundraising efforts and transactions described above. The suit seeks unspecified damages, interest, reasonable attorneys’ fees, expert witness fees and other costs, and any further relief the court deems just and proper. We believe that the allegations in the complaint are without merit and we intend to defend vigorously this action.

On April 9, 2009, the special committee held a telephonic meeting during which the special committee and its legal and financial advisors discussed the proposed subscription price, record date, expiration date, and other terms applicable to the rights offering. On that same day, the Board held a telephonic meeting during which the special committee reported to the full Board its recommendations as to such terms and related issues. After discussion of these matters, the Board approved a record date of April 17, 2009, an expiration date of May 22, 2009, subject to extension, and the issuance of one non-transferable subscription right for every 2.5 shares of common stock owned by holders of our common stock on the record date, with each subscription right entitling a holder to purchase one share of our common stock at $1.35 per share.

Financial Advisor

Pursuant to a letter agreement dated January 16, 2009, the special committee of the Board of Directors retained KeyBanc Capital Markets Inc., or “KBCM” to act as its financial advisor. Pursuant to that engagement, KBCM agreed to provide an analysis of certain debt and equity financing alternatives available to our company, including a potential bridge financing and stockholder rights offering. The engagement of KBCM was based on its position as a nationally recognized investment banking firm and its experience in rendering financial advisory services in connection with financing transactions of this type. In the ordinary course of business, KBCM may effect transactions in our equity securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

The special committee of the Board of Directors consulted with KBCM and reviewed analysis compiled by KBCM in determining the offering price per share in this rights offering. KBCM was paid a customary fee for its services upon the execution of the January 16, 2009 letter agreement, and such fee was not contingent upon the approval or consummation of the rights offering or the results of KBCM’s analysis. We are obligated to pay KBCM certain additional fees associated with its advisory services relating to the rights offering. In addition, we have agreed to reimburse KBCM for its reasonable expenses, including fees and expenses of its counsel, and to indemnify KBCM and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with KBCM were negotiated at arm’s length between representatives of the special committee of our Board of Directors and KBCM.

Transferability of Subscription Rights

Both the basic subscription privileges and over-subscription privileges are non-transferable and non-assignable. Only you may exercise these rights.

Exercise of Subscription Rights

You may exercise your subscription rights by delivering to the subscription agent on or prior to May 22, 2009:

•	a properly completed and duly executed subscription certificate;

•	any required signature guarantees; and

•	payment in full of $1.35 per share for the shares of common stock subscribed for by exercising your basic subscription privileges and, if applicable, your over-subscription privilege.

You should deliver your subscription certificate and payment to the subscription agent at the address shown under the heading “Subscription Agent.” We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

Subscription by DTC Participants

We expect that the exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share of our common stock that you subscribed for pursuant to your basic subscription privilege and your over-subscription privilege. Except as described under the subsection titled “Guaranteed Delivery Procedures,” subscriptions accepted by the subscription agent via guaranteed delivery procedures must be delivered to the subscription agent with payment before the expiration of the subscription period.

Method of Payment

You must make payment for the shares by check or bank draft (cashier’s check) drawn upon a U.S. bank or a postal, telegraphic, or express money order payable to the order of Continental Stock Transfer & Trust Company as Subscription Agent. You also may make payment for basic subscription rights and over-subscription rights through wire transfer as follows:

JPMorgan Chase Bank
ABA # 021000021
Account # 475-506979
Continental Stock Transfer & Trust Company FBO Kona Grill, Inc.,
with reference to the rights holder’s name

Payment will be deemed to have been received by the subscription agent only upon:

•	clearance of any uncertified check; or

•	receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic, or express money order; or

•	receipt by the subscription agent of any funds transferred by wire transfer; or

•	receipt of funds by the subscription agent through an alternative payment method approved by us.

Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of May 22, 2009, to ensure that the payment is received and clears before that date. We also urge you to consider payment by means of a certified or cashier’s check, money order, or wire transfer.

Guaranteed Delivery Procedures

If you want to exercise your subscription rights, but time will not permit your subscription certificate to reach the subscription agent on or prior to May 22, 2009, you may exercise your subscription rights if you satisfy the following guaranteed delivery procedures:

(1) You send, and the subscription agent receives, payment in full for each share of common stock being subscribed for through the basic subscription privilege and the over-subscription privilege, on or prior to May 22, 2009;

(2) You send, and the subscription agent receives, on or prior to May 22, 2009, a notice of guaranteed delivery, substantially in the form set forth in the instructions accompanying the subscription certificate, from a member firm of a registered national securities exchange or a member of FINRA, or a commercial bank or trust company having an office or correspondent in the United States. The notice of guaranteed delivery must state your name, the number of subscription rights that you hold, the number of shares of common stock that you wish to purchase pursuant to the basic subscription privilege and, if applicable, the number of shares you wish to purchase pursuant to the over-subscription privilege. The notice of guaranteed delivery must guarantee the delivery of your subscription certificate to the subscription agent within three over-the-counter trading days following the date of the notice of guaranteed delivery; and

(3) You send, and the subscription agent receives, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three over-the-counter trading days following the date of your notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered to the subscription agent in the same manner as your subscription certificate at the addresses set forth under the heading “Subscription Agent,” or may be transmitted to the subscription agent by facsimile transmission, to facsimile number (212) 616-7610. You can obtain additional copies of the form of notice of guaranteed delivery by requesting them from the subscription agent at the address set forth under the heading “Subscription Agent.”

Signature Guarantee

Signatures on the subscription certificate do not need to be guaranteed if either the subscription certificate provides that the shares of common stock to be purchased are to be delivered directly to the record owner of such subscription rights, or the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of FINRA, or a commercial bank or trust company having an office or correspondent in the United States. If a signature guarantee is required, signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges, and savings associations.

Shares Held For Others

If you are a broker, a trustee, or a depository for securities, or you otherwise hold shares of common stock for the account of a beneficial owner of common stock, you should notify the beneficial owner of such shares as soon as possible to obtain instructions with respect to their subscription rights. If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee, or a depository for securities, you should contact the holder and ask the holder to effect transactions in accordance with your instructions.

Certificates for Remaining Rights After Partial Exercise

If you exercise fewer than all of the subscription rights evidenced by your subscription certificate, you may request, prior to the expiration of the subscription period, the subscription agent to issue you a new subscription certificate evidencing the unexercised subscription rights. If you choose to have a new subscription certificate sent to you, however, we cannot assure you that you will receive the new subscription certificate in sufficient time to permit you to exercise the remaining subscription rights that the new certificate represents.

Ambiguities in Exercise of Subscription Rights

If you do not specify the number of subscription rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wish to purchase, you will be deemed to have exercised the maximum number of subscription rights that could be exercised for the amount of the payment that the subscription agent receives from you. If your payment exceeds the total purchase price for all of the subscription rights shown on your subscription certificate, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

(1) to subscribe for the number of shares, if any, that you indicated on the subscription certificate that you wish to purchase through your basic subscription privilege;

(2) to subscribe for shares of common stock until your basic subscription privilege has been fully exercised;

(3) if you are a noteholder, to subscribe for additional shares of common stock pursuant to your over-subscription privilege, but subject to any applicable proration.

Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

Regulatory Limitation

We will not be required to issue you shares of common stock pursuant to this rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

Our Decision Will Be Binding On You

We will determine all questions concerning the timeliness, validity, form, and eligibility of any exercise of subscription rights, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription certificate or incur any liability for failure to give such notification.

No Revocation

After you have exercised your basic subscription privilege or over-subscription privilege, you may not revoke that exercise. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock.

Shares of Common Stock Outstanding After the Rights Offering

There are 6,520,313 shares of our common stock outstanding as of April 9, 2009. Assuming we issue all of the shares of common stock offered in the rights offering, a maximum of 9,128,438 shares of our common stock will be issued and outstanding. This would represent a 40.0% increase in the number of outstanding shares of common stock. If you do not exercise your basic subscription rights in full, your percentage ownership of our common stock will decrease if other stockholders purchase shares in the rights offering. The number of shares of common stock we will issue in this rights offering may be lower due to rounding down of fractional shares.

Fees and Expenses of Exercises

We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes, or other expenses incurred in connection with your exercise of the subscription rights. Neither we nor the subscription agent will pay such expenses.

Information Agent

Morrow & Co., LLC will act as the information agent in connection with this offering. We will pay the fees and certain expenses of the information agent, which we estimate will total $6,500. The information agent can be contacted at the address below:

Morrow & Co., LLC
470 West Avenue — 3rd Floor
Stamford, CT 06902
(800) 607-0088 (toll-free)
(203) 658-9400 (collect)

Subscription Agent

We have appointed our transfer agent, Continental Stock Transfer & Trust Company, as subscription agent for this rights offering. You may exercise your rights by forwarding the attached subscription documents, with payment in full of the aggregate subscription price, to the subscription agent prior to 5:00 p.m. Eastern Daylight Savings Time at the following address:

Continental Stock Transfer & Trust Company
Attention: Rights Agent
17 Battery Place
New York, New York 10004

The subscription agent’s telephone number is (212) 509-4000, extension 536, and its facsimile number is (212) 616-7610. You should deliver your subscription certificate, payment of the subscription price, and notice of guaranteed delivery (if any) to the subscription agent. We will pay the fees and certain expenses of the subscription agent, which we estimate will total $10,000. We also have agreed to indemnify the subscription agent from any liability that it may incur in connection with the rights offering.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, we will promptly return this money to subscribers without interest.

Certificates for Shares of Common Stock

As soon as practicable after the expiration of the rights offering, the subscription agent will cause to be mailed to each subscription rights holder of record that has validly exercised its basic subscription privileges one or more certificates representing the shares of common stock purchased pursuant to the basic subscription privileges. The subscription agent will also arrange for issuance through DTC of shares subscribed for by or through DTC participants. Shares subscribed for pursuant to the over-subscription privileges will be delivered, either in certificated form or through DTC, in the case of shares subscribed by or through DTC participants, as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares not subscribed for pursuant to the basic subscription privileges.

Rights of Subscribers

You will have no rights as a stockholder until certificates representing shares of common stock are issued to you. You will have no right to revoke your subscriptions after you deliver your completed rights certificate, payment, and any other required documents to the subscription agent.

Foreign Stockholders

We will not mail rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise rights, our foreign stockholders must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date by completing an international holder subscription form which will be delivered to those holders in lien of a rights certificate and sending it by mail or telecopy to the subscription agent at the address and facsimile number set forth under “Subscription Agent.”

Listing

The rights will not be listed on the Nasdaq Global Market or any other stock exchange or national market. The shares of common stock issuable upon exercise of the rights will be listed on the Nasdaq Global Market under the symbol “KONA.”

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

IMPORTANT

Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail. Do not send subscription certificates directly to us. You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with such delivery. If you choose to deliver your subscription certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to May 22, 2009. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier’s check or money order.

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the material federal income tax considerations of this rights offering to you and our company. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of this rights offering, and, in particular, may not address federal income tax consequences applicable to stockholders subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of this rights offering under applicable state, local, or foreign tax laws. This discussion assumes that you hold your shares of common stock and the subscription rights and shares issued to you during this rights offering as capital assets.

Receipt and exercise of the subscription rights distributed pursuant to this rights offering is intended to be nontaxable to stockholders, and the following summary assumes you will qualify for such nontaxable treatment. If, however, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits; any excess would be treated first as a return of your basis (investment) in your common stock and then as a capital gain. Expiration of the subscription rights would result in a capital loss.

We have included this discussion for your general information only. You should consult your tax advisor to determine the tax consequences to you of this rights offering in light of your particular circumstances, including any state, local, and foreign tax consequences.

Taxation of Stockholders

Receipt of a Subscription Right.  You will not recognize any gain or other income upon receipt of a subscription right.

Tax Basis and Holding Period of Subscription Rights.  Your tax basis in each subscription right will effectively depend on whether you exercise the subscription right or allow the subscription right to expire. If you exercise a subscription right, your tax basis in the subscription right will be determined by allocating the tax basis of your common stock on which the subscription right is distributed between the common stock and the subscription right, in proportion to their relative fair market values on the date of distribution of the subscription right. However, if the fair market value of your subscription rights is less than 15% of the fair market value of your existing shares of common stock, then the tax basis of each subscription right will be deemed to be zero, unless you elect, by attaching an election statement to your federal income tax return for the taxable year in which you receive the subscription rights, to allocate tax basis to your subscription rights. If you allow a subscription right to expire, it will be treated as having no tax basis.

Your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.

Expiration of Subscription Rights.  You will not recognize any loss upon the expiration of a subscription right.

Exercise of Subscription Rights.  You generally will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis, if any, in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

Taxation of Our Company

We will not recognize any gain, other income or loss upon the issuance of the subscription rights, the lapse of the subscription rights, or the receipt of payment for shares of common stock upon exercise of the subscription rights.

LEGAL MATTERS

The validity of the rights and the common stock issuable upon exercise of the rights will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

The consolidated financial statements of Kona Grill, Inc. incorporated by reference in Kona Grill, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Definitive Proxy Statement dated March 13, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on February 17, 2009, March 9, 2009, and April 10, 2009; and

•	The description of our common stock contained in our registration statement on Form 8-A (Registration No. 000-51491) filed on August 11, 2005, including any amendments or reports filed for the purpose of updating that description.

Information on our Current Reports on Form 8-K furnished under Items 2.02 and 7.01 of Form 8-K is not incorporated by reference in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus. You may request a copy of this information by writing or telephoning our corporate secretary at the following address and number: Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, telephone (480) 922-8100.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements, and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy, and information statements and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. You can access this web site at http://www.sec.gov.

We have filed a registration statement on Form S-3 with the SEC with respect to this rights offering. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our company and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities or website of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

IF YOU HAVE QUESTIONS

If you have questions or need assistance concerning the procedure for exercising subscription rights or if you would like additional copies of this prospectus, the instructions, or the Notice of Guaranteed Delivery, you should contact our information agent, Morrow & Co., LLC, toll-free at the following telephone number: (800) 607-0088.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained or incorporated by reference in this prospectus is correct after the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any jurisdictions in which the offer or solicitation is unlawful.

2,608,125 Shares

2,608,125 Rights to Purchase Shares

Common Stock

PROSPECTUS

April 17, 2009